Exhibit 99.1

GATEWAY CASINOS & ENTERTAINMENT LIMITED AND LEISURE ACQUISITION CORP. TO COMBINE IN TRANSACTION VALUED AT US$1.1 BILLION (C$1.5 BILLION)

Leading Diversified Canadian Gaming and Entertainment Company, with 25 Properties Across British Columbia and Ontario

Operates in Attractive Regulatory Environments with High Barriers to Entry

Attractive Free Cash Flow Conversion

Executing on Multiple Future Growth Strategies through Property Rebranding, Value-Added Renovations and a Strong Pipeline of New Development

Marc Falcone, Long-Time Gaming Industry Operator and Investor, to Join Gateway as President and Chief Executive Officer

Supported by Equity Commitment from HG Vora Capital, an Experienced Gaming and Leisure Investor – HG Vora’s Total Capital Commitment is in Excess of US$100 Million

Investor Call Scheduled for January 7, 2020

BURNABY, BC and NEW YORK, NY – December 27, 2019 – GTWY Holdings Limited (“GTWY”), the holding company for Gateway Casinos & Entertainment Limited (together with affiliates, “Gateway” or the “Company”), one of the largest and most diversified gaming and entertainment companies in Canada, which is currently majority owned by The Catalyst Capital Group Inc. (“Catalyst”), and Leisure Acquisition Corp. (NASDAQ: LACQ, LACQU, LACQW) (“Leisure”), a special purpose acquisition company, jointly announced today that Gateway and Leisure have entered into a definitive agreement for a business combination (the “Transaction”) whereby Leisure will merge into a wholly-owned subsidiary of GTWY in a transaction with a pro forma enterprise valuation of approximately US$1.115 billion (C$1.463 billion). HG Vora Capital Management, LLC, (“HG Vora”) on behalf of certain of its affiliates, is supporting the Transaction through a US$30 million equity commitment. HG Vora has committed more than $100 million in total, including previously invested capital.

Gateway has also announced that, shortly following completion of the Transaction, Marc J. Falcone, currently a Director of Leisure, will become President and Chief Executive Officer of Gateway. Upon Mr. Falcone’s appointment becoming effective, Tony Santo, Gateway’s current CEO, will retire from the company. Mr. Santo will continue as an advisor to the Board of Directors and Mr. Falcone for three months following his retirement in order to assist with an orderly transition.

With 25 properties across British Columbia and Ontario – up from 10 in 2015 – Gateway has significantly expanded its footprint, while diversifying and expanding its product offering to include well-known proprietary casino and restaurant brands. Over the last six years, Gateway’s multi-pronged strategic initiatives have driven (i) improved guest experiences, (ii) strong revenue growth, (iii) consistent Adjusted EBITDAi growth, and (iv) industry-leading free cash flow conversion.ii Gateway has and continues to successfully execute on its growth initiatives to drive year-over-year improvement with year-to-date (through September 30, 2019) growth in Adjusted EBITDA of 10.8% to US$103.7 million (C$137.9 million).iii

With the ongoing support and sponsorship of Catalyst, Leisure and its principals, and HG Vora, Gateway is well-positioned to continue to achieve attractive returns for its shareholders. The Company’s projected organic revenue and Adjusted EBITDA growth pipeline reflects a number of rebranding and renovation initiatives across its portfolio along with three new development opportunities and four property relocations expected to open over the next three years. The execution of these growth initiatives will be implemented with a sustained focus on Gateway’s operational excellence. Gateway management provided Leisure with forward-looking projections as part of its due diligence. 2020 Projected Adjusted EBITDA is expected to be US$148.6 million (C$195.0 million).iv 2020 Projected Adjusted EBITDA to Free Cash Flow Conversion is expected to be 90.8%.v

Transaction Highlights:

●	US$1.1 billion (C$1.5 billion) pro forma transaction enterprise valuation for the combined company implies a transaction multiple of 7.5x 2020P Adjusted EBITDA.vi

●	Anchored by US$30 million equity commitment at US$10.00 per unit, from HG Vora, an experienced gaming investor.

●	Marc J. Falcone to lead Gateway as Chief Executive Officer.

●	Gabriel de Alba will continue in his role as Executive Chairman.

●	Upon closing of the Transaction, A. Lorne Weil, Daniel B. Silvers and Marc J. Falcone, Leisure’s Executive Chairman, Chief Executive Officer and Director, respectively, are expected to join Gateway’s Board of Directors. Lyle Hall, Olga Ilich and Dr. Michael Percy also are expected to join upon closing of the Transaction. Additional independent directors are expected to be appointed at or following the completion of the Transaction such that Gateway Board of Directors may be comprised of up to 9 members.

Management Commentary:

Gabriel de Alba, Managing Director and Partner of Catalyst and Executive Chairman of Gateway, stated, “With its strong corporate and property operating teams, diversified growth initiatives, and industry-leading operating model, Gateway has built tremendous momentum and established a solid foundation for ongoing growth. We are proud of the team and their many accomplishments over the last six years which include doubling our locations and adjusted EBITDA, increasing our slot machines by nearly three-times, increasing our table games by over two-times and adding 56 new F&B outlets across British Columbia and Ontario. The disciplined execution of our near- and long-term strategies has created significant value and returns over the years for all of the Company’s shareholders. We are thankful to Tony for his leadership of Gateway and his key role going forward.”

“As we seek to execute against our many growth initiatives and deliver additional shareholder value, we are excited to partner with Leisure and appreciative of the confidence in our future as demonstrated by HG Vora’s investment commitment. We welcome Marc to Gateway and look forward to his leadership as our incoming CEO. Lorne, Dan and Marc’s respective industry experience and extensive relationships, combined with access to public capital markets, will favorably position the Company to accelerate its strategies to deliver strong, profitable growth and increased free cash flow. Just as importantly, this transaction will provide Gateway with the foundation for a very promising future as a leading, diversified gaming and entertainment platform throughout North America. The entire Gateway team looks forward to working with the team at Leisure to create value for shareholders over the long-term,” Mr. de Alba concluded.

Leisure’s Executive Chairman A. Lorne Weil and Chief Executive Officer Daniel B. Silvers commented, “Early in our lifecycle, we identified Gateway as an attractive opportunity to leverage our team’s deep experience and skills in the leisure and gaming sector. We are excited to partner with the Gateway team, led by Marc, to accelerate Gateway’s growth through the many high-return initiatives already in place as well as by pursuing potential future accretive transactions across North America. Gateway is recognized across the industry for its operational expertise and focus on providing great gaming, entertainment and food and beverage experiences, world-class guest service and financial discipline. We look forward to being partners with Gabriel, Marc and the entire Gateway team as we enter what we expect will be the Company’s next phase of growth.”

“I am excited to enter this new role as CEO of Gateway,” commented Marc J. Falcone, Director of Leisure and incoming CEO of Gateway. Mr. Falcone concluded, “I am grateful for the confidence placed in me by Gabriel, HG Vora and the leadership of Leisure. I believe the Canadian gaming market offers unparalleled growth opportunities and Gateway has always been a platform that I found to be highly-compelling. I look forward to creating significant shareholder value alongside the rest of the Gateway management team.”

Gateway Business Highlights:

●	Diversified portfolio of 25 gaming and entertainment destinations in British Columbia and Ontario, featuring over 12,800 slot machines, 365 table games and 72 food and beverage outlets.

●	Leading market position in both British Columbia and Ontario. Gateway operates over 40% of all slot machines and table games in British Columbia and is the exclusive service provider in the North, Southwest and Central Ontario Bundles (as defined in the contracts with the Ontario Lottery and Gaming Corporation).

●	Operator of four principal casino brands, each focused on providing distinctive entertainment experiences and value to their guests: Grand Villa, Starlight, Cascades and Playtime. Gateway also offers four well-known, proprietary F&B brands: Atlas Steak + Fish, Match Eatery & Public House, Chow Lucky Noodle Bar and The Buffet.

●	Significant capital investment made by Gateway over the last three years is projected to yield strong Adjusted EBITDA growth in 2020 and beyond. As part of its expansion plan, over the next three years Gateway expects to open three new casinos in Ontario, relocate two casinos in Ontario and relocate two casinos in British Columbia, all in attractive and underpenetrated new markets. Pursuant to Gateway’s current organic growth plan, the Company expects to add more than 1,900 slot machines, nearly 100 table games and 15 branded F&B outlets to its operating base.

Key Transaction Terms:

At the closing of the Transaction, Leisure will merge with a new wholly-owned subsidiary of GTWY. In connection with the merger, outstanding shares of Leisure will be converted in the business combination into the right to receive shares of GTWY at a fixed exchange rate of one-to-one. All outstanding public warrants to purchase Leisure shares will be converted automatically into warrants to purchase shares of GTWY at an exercise price of US$11.50 per share. GTWY will be the publicly traded company with its shares expected to be listed on the NYSE under the ticker “GTWY.”

The combined company’s sources of available cash are expected to be comprised of: (i) cash in Leisure’s trust account (subject to any redemptions), (ii) proceeds from a private placement whereby HG Vora has agreed to purchase 3 million Units of GTWY for US$10.00 per Unit and (iii) any excess cash on the respective balance sheets of Leisure and Gateway at the closing date.

The combined company’s available cash is expected to be used to: (i) pay transaction fees and expenses, (ii) repay all or a portion of GTWY’s existing approximately US$154 million holding co. loanvii, (iii) repay a portion of Gateway’s existing operating company term loan, (iv) fund any cash consideration to the existing shareholders of GTWY, and (v) for general corporate purposes of the combined company.

Insiders of Leisure (the “Sponsors”) and HG Vora have agreed with respect to any private placement warrants purchased by the Sponsors (or their designees) and HG Vora at the time of Leisure’s IPO (the “Sponsor Warrants”) to amend the terms of the Sponsor Warrants such that the Sponsor Warrants will be comprised of: (a) 2,775,000 warrants with a strike price of US$11.50 which will be exercisable for five years from the closing date of the initial business combination, (b) 2,775,000 warrants with a strike price of US$12.50 which will be exercisable for five years from the closing date of the initial business combination and (c) 2,775,000 warrants with a strike price of US$15.00 which will be exercisable for seven years from the closing date of Transaction.

Existing GTWY shareholders are expected to remain, altogether, the largest shareholders of the combined company. In addition to the upfront consideration, the existing shareholders of GTWY will have the ability to receive an earn-out payment of up to 4.743 million common shares of GTWY to be delivered in the form of warrants, subject to vesting conditions (as described below), with a nominal strike price. Warrants for 1.898 million common shares will become exercisable if, after the closing date of the Transaction, the last reported sales price of GTWY’s common stock equals or exceeds US$12.50 per share for any 20 trading days within a 30 trading-day period commencing at least 150 days after the closing date of the Transaction through and including the second anniversary of the closing date of the Transaction. Warrants for 2.846 million additional common shares will become exercisable if, after the closing date of the Transaction, the last reported sales price of GTWY’s common stock equals or exceeds US$15.00 per share for any 20 trading days within a 30 trading-day period commencing at least 150 days after the closing date of the Transaction through and including the third anniversary of the closing date of the Transaction.

Furthermore, the existing shareholders of GTWY will receive newly-issued warrants in the following tranches: (i) 6,325,110 warrants with a strike price of US$11.50 which will be exercisable for five years from the closing date of the Transaction, (ii) 6,325,111 warrants with a strike price of US$12.50 which will be exercisable for five years from the closing date of the Transaction and (iii) 6,325,111 warrants with a strike price of US$15.00 which will be exercisable for seven years from the closing date of the Transaction.

The Company will also issue 1.281 million options to certain members of management in the same proportion and equivalent term and conditions as the earn-out payment and the warrants being issued to existing shareholders of GTWY.

Financial Projections:

In conjunction with Leisure’s evaluation of the Transaction, on December 19, 2019 Gateway provided Leisure with the following projections (for the respective years ending December 31):

(US/C $ in millions)viii

	2020	2021
Revenue (US$)	$659.3	$707.8
Adjusted EBITDA (US$)	$148.6	$163.9
Revenue (C$)	$865.1	$928.7
Adjusted EBITDA (C$)	$195.0	$215.0

The pro forma enterprise valuation of the combined company (before Transaction fees and expenses), assuming an illustrative price of US$10.00 per share, equates to 7.5x and 6.8x 2020P and 2021P Adjusted EBITDA, respectively.

Timing and Approvals:

The Transaction has been unanimously approved by the Boards of Directors of both Leisure and GTWY, and is expected to close in the second quarter of 2020, subject to approval by Leisure’s shareholders, required regulatory approvals, contractual approvals and registrations from Crown agencies, including, but not limited to approvals from Ontario Lottery and Gaming Corporation, and other customary closing conditions. The appointment of Marc J. Falcone as CEO of Gateway is subject to applicable gaming registration requirements.

Morgan Stanley & Co. LLC. acted as M&A advisor to Gateway. Latham & Watkins LLP and Bennett Jones LLP acted as legal counsel to Gateway. Credit Suisse acted as M&A advisor to Leisure. Proskauer Rose LLP and Miller Thomson LLP acted as legal counsel to Leisure.

Investor Conference Call Information:

Gateway and Leisure will jointly host an investor conference call to discuss the business combination on January 7, 2020 following the market close. Details of the conference call and simultaneous webcast will be provided on January 6, 2020.

An investor presentation will be made available at www.leisureacq.com prior to the call.

About Marc J. Falcone:

Marc J. Falcone has served as a member of the Leisure Acquisition Corp. Board of Directors since December 1, 2017. Mr. Falcone has served as the President and Chief Financial Officer of Sightline Payments LLC, a leading digital commerce platform for the gaming industry, since February 2019. Mr. Falcone is also the principal of MF Ventures LLC, a diversified investment platform with investments in companies involved in the hospitality, gaming and leisure industries, including Kentucky Downs located in Franklin, Kentucky, which operates 750 historical horse racing machines. Mr. Falcone served as Executive Vice President, Chief Financial Officer and Treasurer of Red Rock Resorts, Inc. from October 2015 until May 2017 and as Executive Vice President and Chief Financial Officer of Station Casinos LLC from June 2011 until May 2017. Mr. Falcone served as Treasurer of Station Casinos LLC since January 2013 until May 2017. Mr. Falcone also served as Chief Financial Officer of Fertitta Entertainment LLC from October 2010 through May 2016. From June 2008 to October 2010, Mr. Falcone worked at Goldman Sachs & Co. where he focused on restructuring transactions in the hospitality and gaming sectors under that firm’s Whitehall division. From May 2006 to June 2008, Mr. Falcone was a senior analyst at Magnetar Capital, LLC (an alternative asset management firm), covering the gaming, lodging, leisure, REIT and airline industries. From May 2002 to June 2006, Mr. Falcone was a Managing Director for Deutsche Bank Securities Inc. covering gaming, lodging and leisure companies and was recognized as one of the industry’s top analysts. Prior to joining Deutsche Bank Securities Inc., Mr. Falcone worked for Bear, Stearns & Co. Inc., covering the gaming, lodging and leisure industries. Mr. Falcone holds a bachelor’s degree in Real Estate Finance and Hotel Administration from Cornell University.

About Gateway Casinos & Entertainment Limited:

Gateway Casinos & Entertainment Limited (“GCEL”) is one of the largest and most diversified gaming and entertainment companies in Canada with 25 gaming properties in British Columbia and Ontario and two additional properties in Edmonton, Alberta. Across its entire portfolio, Gateway currently employs over 8,200 people and features approximately 440 table games (including 48 poker tables), 13,915 slots, 93 food and beverage outlets and 561 hotel rooms. A multi-pronged growth strategy has seen GCEL diversify and expand its product offering, including developing proprietary casino and restaurant brands, dramatically improving the gaming customer experience while attracting new customers. Some of GCEL's proprietary brands include Match Eatery & Public House, Atlas Steak + Fish and the new Halley’s Club. In 2017, GCEL celebrated 25 years in the business of gaming and entertainment in Canada.

Additional information is available at www.gatewaycasinos.com.

About Leisure Acquisition Corp.:

Leisure Acquisition Corp. was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional information can be found at www.leisureacq.com.

Important Information About the Proposed Transaction and Where to Find It:

GTWY intends to file a registration statement on Form F-4 with the U.S. Securities Exchange Commission (the “SEC”), which will include a document that serves as both a prospectus, and as a proxy statement of Leisure, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Leisure shareholders. Leisure also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, interested parties and security holders of Leisure are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Interested investors and security holders of Leisure will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Leisure through the website maintained by the SEC at www.sec.gov. The documents filed by Leisure with the SEC also may be obtained, when available, free of charge at Leisure’s website at www.leisureacq.com or upon written request to Leisure Acquisition Corp., 250 West 57th Street, Suite 2223, NY, NY 10107.

Participants in the Solicitation:

Leisure, GTWY and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Leisure’s shareholders in connection with the proposed transaction. Information about Leisure’s directors and executive officers and their ownership of Leisure’s securities is set forth in Leisure’s definitive proxy statement on Schedule 14A filed with the SEC on October 28, 2019. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements:

This press release includes certain forward-looking statements, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Leisure’s and Gateway’s managements’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of Gateway’s business. These risks, uncertainties and contingencies include, among others: business conditions; changing interpretations of IFRS; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments; requirements or changes adversely affecting the business in which Gateway is engaged; fluctuations in customer demand; management of growth; intensity of competition from other gaming operators; general economic conditions; geopolitical events and regulatory changes; fluctuations in currency exchange rates; the possibility that the transaction does not close, including due to the failure to receive required security holder approvals or regulatory approvals or the failure of other closing conditions; and other factors set forth in Leisure’s past or future filings with the Securities and Exchange Commission (“SEC”), including the proxy statement expected to be filed in connection with the proposed transaction. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that certain of Gateway’s financial results are unaudited and do not conform to SEC Regulation S-X. Additionally, Gateway’s financial measures include a non-IFRS financial measure (Adjusted EBITDA) and as a result such information will be presented differently in Leisure’s proxy statement relating to the proposed transaction and may fluctuate materially depending on many factors. Accordingly, Leisure’s financial results in any particular period may not be indicative of future results. Neither Leisure nor Gateway is under any obligation to, and expressly disclaims any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise. Leisure’s filings with the SEC can be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Use of Projections:

This communication contains financial forecasts prepared by Gateway management with respect to certain financial metrics of Gateway, including, but not limited to, revenue, Adjusted EBITDA and Adjusted EBITDA to Free Cash Flow Conversion. Neither Gateway’s independent auditors, nor the independent registered public accounting firm of Leisure, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. The financial forecasts and projections in this communication were prepared by Gateway’s management, and these financial forecasts and projections should not be relied upon as being necessarily indicative of future results. Neither Gateway nor Leisure undertakes any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective forecasts are indicative of the future performance of Gateway or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Additional Information:

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Leisure, GTWY Holdings or Gateway, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No portion of Leisure’s or Gateway’s websites is incorporated by reference into or otherwise deemed to be a part of this news release.

Non-IFRS Financial Metrics:

This press release includes the presentation of Adjusted EBITDA, which is a supplemental measure of performance that is neither required by, nor presented in accordance with, generally accepted accounting principles (“GAAP”) or international financial reporting standards (“IFRS”).  Gateway believes such non-IFRS are useful measures of performance and uses such measures in order to facilitate operating performance comparisons on a consistent basis from period to period, to provide a more complete understanding of factors and trends affecting its business, to prepare annual operating budgets and forecasts and to determine components of management compensation. Non-IFRS financial measures do not have a standardized meaning, and the definition of Adjusted EBITDA used by Gateway may be different from other, similarly named non-IFRS measures used by Gateway’s peers operating in the casino gaming industry.

Gateway Contacts:

Carrie Kormos, +1.416.456.5606

Chief Marketing & Communications Officer

ckormos@gatewaycasinos.com

Gagnier Communications

Dan Gagnier / Jeff Mathews

+1.646.569.5897

Gateway@gagnierfc.com

Leisure Contacts:

Daniel B. Silvers, +1.646.820.0860

Chief Executive Officer

dsilvers@matthewslane.com

[i]	“Adjusted EBITDA” is defined by Gateway as EBITDA plus (i) share-based compensation, (ii) change in fair value of embedded derivative, (iii) change in fair value of cross currency interest rate swaps, (iv) loss on debt extinguishment, (v) loss on debt modification, (vi) foreign exchange (gain) loss, (vii) loss / (gain) on sale of property and equipment, (viii) non-cash deferred rent, and (ix) business acquisition, transaction, site pre-opening, restructuring and other expenses. All Adjusted EBITDA figures are shown pre-IFRS 16 for comparison purposes. All projections shown are based on figures provided by Gateway to Leisure on December 19, 2019. Unless otherwise noted, all figures exclude Gateway’s Edmonton properties which are expected to be carved-out of this transaction (the “Non-Core Properties”).

ii	Free Cash Flow Conversion calculated as (a) Adjusted EBITDA less the sum of (x) maintenance capital expenditures and (y) cash taxes divided by (b) Adjusted EBITDA.
iii	Q3 2019 YTD Adjusted EBITDA shown in $USD is based upon the average USD / Canadian exchange rate for the period of 1.3294. Q3 2018 YTD Adjusted EBITDA includes a C$6.9MM full-year run-rate adjustment in which Gateway sold the real estate of Grand Villa Burnaby, Starlight New Westminster and Cascades Casino Langley to a third-party on March 12, 2018. Year-over-year growth rates are calculated on $CAD basis.
iv	Based upon a USD / Canadian exchange rate of 1.3122 as of December 26, 2019.
[v]	Free Cash Flow Conversion calculated as (a) Adjusted EBITDA less the sum of (x) maintenance capital expenditures and (y) cash taxes divided by (b) Adjusted EBITDA.
vi	The 7.5x transaction multiple is shown before any LACQ and shared fees and expenses. To the extent Gateway’s shareholders pay LACQ’s fees and expenses, shares issued to the existing Gateway shareholders shall increase on a pro rata basis by the amount of LACQ’s fees paid by Gateway’s shareholders.
vii	Estimated outstanding balance as of December 31, 2019.
viii	Based upon a USD / Canadian exchange rate of 1.3122 as of December 26, 2019.